March 17, 2022

VIA EDGAR SUBMISSION

Attn: Blaise Rhodes and Rufus Decker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Container Store Group, Inc.

Form 10-K for Fiscal Year Ended April 3, 2021

Form 10-Q for Fiscal Quarter Ended January 1, 2022

File No. 001-36161

Dear Mr. Rhodes and Mr. Decker:

Pursuant to our telephone correspondence with Mr. Rhodes on March 16, 2022, we are transmitting this letter to acknowledge receipt of comments by The Container Store Group, Inc. (the “Company”), from the staff of the Securities and Exchange Commission by letter dated March 3, 2022 with respect to the Company’s Form 10-K for the fiscal year ended April 3, 2021 and the Form 10-Q for the fiscal quarter ended January 1, 2022 (the “Comments”), and to hereby request an extension of the period of time in which the Company has to respond to the Comments. The Company expects to respond to the Comments on or before March 31, 2022 and requests an extension to such date.

Please do not hesitate to telephone the undersigned at (972) 538-6787 if you have any questions.

Very truly yours,

/s/ Jeffrey A. Miller

Jeffrey A. Miller

Chief Financial Officer